UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                                 CALL NOW, INC.
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                                (Name of Issuer)

                           COMMON STOCK (NO PAR VALUE)
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                         (Title of Class of Securities)

                                   131004 10 3
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                                 (CUSIP Number)

                                  Robert Ouriel
                          Law Offices of Robert Ouriel
                         Attorneys and Counselors at Law
                          212 W. 71st Street, Suite 1B
                               New York, NY 10023
                                 (212) 580-9579
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 15, 2001
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             (Date of Event which Requires Filing of this Statement)

                                   131004 10 3
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                                   (CUSIP NO.)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition, which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOUILD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PUPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

1.     Names  of  Reporting  Persons                         Christopher J. Hall

2.     Check  the  Appropriate  Box                          (a)  [  ]
       if  a Member of a Group                               (b)  [  ]

3.     SEC  Use  Only

4.     Source  of  Funds                                     PF

5.     Check  if  Disclosure
       of Legal Proceedings is
       Required Pursuant to Items
       2(d)  or  2(e)                                        [  ]

6.     Citizenship  or  Place  of  Organization              U.S.A.


                              7.  Sole Voting Power          5,276,657

    Number  of  Shares        8.  Shared Voting Power        600,000
  Beneficially  Owned  by
  Each  Reporting  Person     9.  Sole Dispositive Power     5,276,657
           With
                             10.  Shared Dispositive Power   -0-

11.     Aggregate  Amount  of
        Beneficially  Owned  by                               5,876,657
        Each  Reporting  Person

12.     Check  box  if  aggregate
        Amount  in  Row  (11)                                 [  ]
        Excludes Certain Shares

13.     Percent  of  Class
        Represented  by  Amount                               58.8  %
        in  Row  (11)

14.     Type  of  Reporting  Person                           IN


ITEM  1.          SECURITY  AND  ISSUER.

     The title of the class of equity securities to which this statement relates is the common stock, no par value per share (the "Common Stock") of Call Now, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 10803 Gulfdale, Suite 222, San Antonio, Texas 78216.

ITEM  2.          IDENTITY  AND  BACKGROUND.

          (a) The name of the person filing (the "Filing Person") this Schedule 13D is Christopher J. Hall.

          (b) The business address of Mr. Hall is at 671 Northeast 105th Street, Miami Shores, Florida 33138.

          (c)  Mr.  Hall  is  a  private  investor  and independent businessman.

          (d) Mr. Hall has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  On  January  14th,  1999,  Mr.  Hall  and  Howe,  Solomon & Hall,
               Inc.("HSH") entered into a settlement agreement with NASD Regulation, Inc.(the "NASD") in connection with the valuation for net capital purposes of certain municipal bonds held by HSH (the "NASD Agreement"). Rather than litigate against the NASD and thus incur legal costs greater than the monetary fine the NASD proposed, and because Mr. Hall did not desire to conduct business as an associate or principal of an NASD-member firm, Mr. Hall neither admitted nor denied the NASD's allegations, agreed to pay a $25,000 fine, and agreed to a two-year suspension from conducting business as an associate of an NASD-member firm, and a permanent bar as a principal of an NASD-member firm. Mr. Hall has fully complied with the terms of the NASD Agreement.

               On May 29, 1998, Mr. Hall individually and HSH entered into a settlement agreement with the Securities and Exchange Commission (the "SEC") in connection with the restructuring by HSH of defaulted municipal bonds issued by Duval County Florida (the "SEC Agreement"). Rather than litigate against the SEC and thus incur legal costs greater than the monetary fine the SEC proposed, Mr. Hall and HSH neither admitted nor denied the SEC's allegations, agreed to pay a $25,000 administrative penalty and a $135,412 fine, and to cease and desist from any future violations of certain rules of the Securities Exchange Act and the Municipal Securities Rulemaking Board. Both Mr. Hall and HSH have fully complied with the SEC Agreement.

          (f)  Mr.  Hall  is  a  citizen  of  the  United  States.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     Between April 1997 and until the present, Mr. Hall, both in his individual capacity and through certain entities beneficially owned by him, purchased or received through gratuitous transfers an aggregate of 3,876,657 shares of the Company's Common Stock. In addition, Mr. Hall acquired a limited right to direct the vote of an additional 600,000 shares of the Company's Common Stock for the purpose of electing directors of the Company and acquired 1,400,000 Common Stock Purchase Options.

     On or about April of 1997, Ozner, Solomon & Hall Investment Partnership ("OZH"), of which Mr. Hall owned 33% of the partnership interests, purchased 760,000 shares of the Company's Common Stock in exchange for $2,300,000 cash and the transfer of Retama Development Corporation ("RDC") municipal Series A and B bonds to the Company. RDC is a municipal authority that owns Retama Park, a horseracing venue in Selma, Texas. The Company, through its majority owned subsidiary, Retama Entertainment Group, manages and operates Retama Park.

     Later in April of 1997, Mr. Hall through his wholly owned entity, Howe, Solomon & Hall Financial, Inc. ("HSHF"), received 505,507 shares in a gratuitous transfer from OZH.

On or about June 10, 1997, Mr. Hall caused the gratuitous transfer of 505,057 shares of the Company's Common Stock from HSHF to Bayshore Investment Trading Corp. ("Bayshore") and Phoenix Investment Trading Partners, Inc. ("Phoenix"), 217,457 shares and 287,600 shares respectively. Both Bayshore and Phoenix are entities wholly owned by Mr. Hall. This transaction did not increase Mr. Hall's beneficial ownership.

     On March 8, 1999, Mr. Hall in his individual capacity purchased 158,500 shares of the Company's Common Stock. During the remainder of 1999, Mr. Hall purchased in his individual capacity an additional 34,100 shares Common Stock.

     In June of 1999, Mr. Hall caused the transfer of 287,600 shares of the Company from Phoenix to The Hemisphere Trust ("Hemisphere"), a Belize company wholly owned by Mr. Hall. This transaction did not increase Mr. Hall's beneficial ownership.

     During 2000, Mr. Hall, both as an individual and through Hemisphere and Phoenix purchased an additional 126,700 shares of the Company's Common Stock. Also in 2000, Mr. Hall sold 30,250 shares of the Company's Common Stock in his individual capacity.

Mr. Hall as an individual on January 24, 2001 and May 2, 2001 sold 20,000 and 100 shares respectively of Common Stock. During the period April 2, 2001 to
August 29, 2001, Mr. Hall as an individual and through his wholly owned companies, Hemisphere and Bayshore, purchased 34,150 shares of Common Stock. Subsequent to this transaction, Mr. Hall owned 9% of the outstanding shares of the Company's Common Stock.

     On or about November 15, 2001, Mr. Hall entered into a Purchase and Sale Agreement dated October 16, 2001, including an Amendment to the Purchase and Sale Agreement dated November 9, 2001, with Mr. William M. Allen ("Allen") to purchase 3,076,700 shares of Common Stock of the Company owned by Allen (the "Transaction"). Allen currently serves as the Chairman, Chief Executive Officer and a director of the Company. Mr. Hall purchased the shares of Common Stock in exchange for $294,000 cash, and the principal amount of $4.2 million Retama Development Corp. Special Facilities Revenue Bonds for the Retama Race Tracks, Series 1997A (collectively the "Bonds"). Also pursuant this Transaction, Mr. Hall acquired 1,400,000 Common Stock Purchase Options, each option exercisable in exchange for one share of the Company's Common Stock. In addition, Mr. Allen granted to Mr. Hall the power to direct the vote of all the 600,000 shares of Common Stock still beneficially owned by Allen as of the date of this filing, for the limited purpose of electing directors specified by Mr. Hall unless Allen has a reasonable objection to the selection. Such voting power is valid until March 1, 2002. Subsequent to this Transaction Mr. Hall beneficially owned 58.8% of the outstanding shares of the Company's Common Stock.

ITEM  4.          PURPOSE  OF  TRANSACTION.

      From April 1997 until October of 2001, Mr. Hall purchased and sold shares of the Company's Common Stock for purposes of investment. On or about October 16, 2001, Mr. Hall entered into negotiations with William M. Allen, Chairman and director of the Company, to acquire shares beneficially owned by Mr. Allen, for the purpose of purchasing a controlling interest in the Company.

     Pursuant to the Purchase and Sale Agreement dated October 16, 2001 (the "Transaction") described in Item 3, Robert Buffkin shall resign as an executive and director and William M. Allen will resign as Chairman and as Chief Executive Officer but shall remain as a director of Call Now, Inc. as of November 19, 2001.

     Also pursuant to the Transaction and as stated in Item 3 herein, Allen has granted to Mr. Hall the power to direct the vote of an additional 600,000 shares of Common Stock still beneficially owned by Mr. Allen as of the date of this filing, for the limited purpose of electing directors until March 1, 2002. Prior to March 1, 2002, Mr. Hall intends to acquire additional shares on the open market for the purpose of retaining a majority and controlling interest in the Company after such expiration.

     Except as set forth herein and as is provided for in the Exhibits hereto, Mr. Hall has no current plans or proposals to effect any of the transactions set forth below, although he may in the future effect any or all of them including plans or proposals, which would relate to or would result in:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

          (c)  a sale or transfer of a material amount of assets of the Company;

          (d) any change in the present capitalization or dividend policy of the Company;

          (e) any other material change in the Company's business or corporate structure;

          (f) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

          (i)  any  action  similar  to  those  enumerated  above.

ITEM  5.          INTERESTS  IN  SECURITIES  OF  ISSUER.

          (a) The equity securities to which this statement relates consists of 3,876,657 shares of Common Stock, including: 223,957 shares of Common Stock owned by Bayshore Investment Trading Corp., a company owned 100% by Mr. Hall; 1,100 shares of Common Stock owned by Phoenix Investment Trading Partners, Inc., a company owned 100% by Mr. Hall; 296,100 shares of Common Stock owned by The Hemisphere Trust, a Belize company controlled 100% by Mr. Hall; and 1,400,000 Common Stock Purchase Options and 3,076,700 shares of Common Stock owned by Mr. Hall, as an individual.

          (b) Mr. Hall has been granted the power to direct the vote of all of the shares of Common Stock beneficially owned by William Allen, Chairman of the Board of Directors and President of the Company, for the limited purpose of electing directors to the Board of Directors of the Company. As of the date of this filing such voting power included 600,000 shares of Common Stock. The power to direct the vote of the shares is valid until March 1, 2002. Mr. Allen is a United States citizen and resides at PMB 100, P.O. Box 5005, Rancho Santa Fe, CA 92067. Mr. Hall has the sole power to vote and dispose of the Common Stock owned by him, Bayshore, Phoenix, and Hemisphere.

          (c) During the 60 days preceding the filing of this report, Mr. Hall had made purchases of shares of Common Stock as set forth below:

                                                    AVERAGE
          DATE               NUMBER OF SHARES  CONSIDERATION PAID
                                                   PER SHARE
          -------------------------------------------------------
          November 15, 2001         3,076,700  $             1.10

          (d)  Not  applicable.

          (e)  Not  applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As stated in Item 4 above, on October 16, 2001, Mr. Hall, executed a Purchase and Sale Agreement with Mr. William M. Allen ("Allen") to purchase 3,076,700 shares of Common Stock of the Company held by Allen. Also pursuant to the Transaction Allen transferred 1,400,000 Common Stock
     Purchase Options ("Options") each Option exercisable for one share of the Company's Common Stock as follows:

          -------------------------------------------------------------------
          NUMBER OF OPTIONS  EXERCISE PRICE   EXPIRATION DATE     DATE OF
                                PER SHARE                      ORIGINAL GRANT
          -------------------------------------------------------------------
                    400,000  $         0.375  Nov. 10, 2005    Nov. 10, 2000
                    500,000  $          1.04  Dec. 21, 2004    Dec. 21, 1999
                    200,000  $         1.295  Mar. 03, 2004    Mar. 03, 1999
                    300,000  $          4.00  Apr. 27, 1997    Apr. 27, 1997
          -------------------------------------------------------------------


          On or about November 15, 2001, Mr. Hall and Allen executed an Amendment to the Purchase and Sale Agreement ("Amendment") dated November 9, 2001, in which Allen granted to Mr. Hall the power to direct the vote of all of the shares of Common Stock beneficially owned by Allen for the limited purpose of electing directors ("Allen Shares"). Pursuant to the Amendment, the voting power shall be effective until March 1, 2002 and as a result, Mr. Hall has the right to vote 52.1% of the shares outstanding including the shares beneficially owned by him and the Allen Shares but excluding the Options described above.

ITEM  7.     MATERIALS  TO  BE  FILED  AS  EXHIBITS.

EXHIBIT NO.  DESCRIPTION

         1 Purchase and Sale Agreement, dated October 16, 2001 by and between William M. Allen and Christopher J. Hall regarding the sale and transfer of shares of Common Stock.

         2 Amendment to Purchase and Sale Agreement, dated November 9, 2001 by and between William M. Allen and Christopher J. Hall regarding an Amendment to the Purchase and Sale Agreement dated October 16, 2001.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.



Dated:  ___________,  2001


______________________
Christopher  J.  Hall,
An  individual